UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________

FORM 11-K
_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITITES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
(Full title of the plan)

FRANKLIN ELECTRIC CO., INC.
(Exact name of registrant as specified in its charter)

Indiana	35-0827455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9255 Coverdale Road
Fort Wayne, Indiana	46809
(Address of principal executive offices)	(Zip Code)

(260) 824-2900
(Registrant's telephone number, including area code)

Franklin Electric Co., Inc. Retirement Program

Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015, and Supplemental Schedule as of December 31, 2015, and Report of Independent Registered Public Accounting Firm

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefits Committee
Franklin Electric Co., Inc. Retirement Program
Fort Wayne, Indiana

We have audited the accompanying statements of net assets available for benefits of Franklin Electric Co., Inc. Retirement Program (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Columbus, Ohio
June 24, 2016

FINANCIAL STATEMENTS

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS:
Cash	$—	$1,200

Investments:
At fair value	110,035,000	121,161,700
Total investments (see Note 3)	110,035,000	121,161,700

Receivables:
Employer contributions	5,612,700	5,633,100
Notes receivable from participants	2,491,800	2,384,700
Total receivables	8,104,500	8,017,800

Net assets available for benefits	$118,139,500	$129,180,700

See Notes to Financial Statements.

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

Contributions:
Participant contributions	$5,217,700
Participant rollover contributions	183,100
Employer contributions	5,612,700
Total contributions	11,013,500

Investment income:
Dividends and interest	1,221,700
Total investment income	1,221,700

Total additions	12,235,200

Deductions:
Net depreciation	9,058,500
Benefits paid to participants	13,929,900
Administrative expenses	288,000
Total deductions	23,276,400

Net decrease	(11,041,200)

Net assets available for benefits:
Beginning of year	129,180,700
End of year	$118,139,500

See Notes to Financial Statements.

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. DESCRIPTION OF THE PLAN
The following description of the Franklin Electric Co., Inc. Retirement Program (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information, which is available from the Plan Administrator.

General - The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Fiduciary”). The Employee Benefits Committee is appointed by the Company and approved by the Board of Directors of Franklin Electric Co., Inc. The Plan's trustee is Wells Fargo Bank of Minnesota, N.A. (“Plan Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is a defined-contribution employee benefit plan covering substantially all eligible employees. Company matching contributions for employees are made to the Plan.

Contribution - U.S. domestic employees can contribute on a pre-tax basis and/or after-tax Roth basis from 1% to 50% of their eligible compensation not to exceed the IRS limit ($18,000 for 2015).  An additional $6,000 'catch-up' contribution is also allowed for the year if an employee reaches age 50 by the end of the calendar year.

For U.S. domestic employees, other than the Little Rock union contract employees, the Company contributed an amount equal to 100% for the first 2% and 50% of the next 3% of the participant's total contributions, or up to 3 1/2% of each employee's eligible compensation.

For the Little Rock union contract employees, the Company contributed 3 1/2% of each employee's eligible compensation, whether the employee participated in the Plan or not.

Most participants also receive a service-based contribution in the range of 3% to 9% of annual earnings depending on the number of years of service to the Company. Participants not eligible to receive the service-based contribution include non-bargaining employees, employees of Pioneer Pump, Inc., the Franklin Control Systems division employees (formerly named Cerus Industrial) and hourly participants still accruing benefits under the sunset provision related to the previously frozen Franklin Electric Co., Inc. Pension Plans.

Company contributions to the participant accounts are funded in the first quarter following the plan year.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions and service-based contributions (if applicable) made to the Plan; and (c) Plan earnings and losses, less expenses.

Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investments - Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric common stock fund, various intermediate bond funds, a stable return collective investment fund, a diversified real asset fund, various international equity funds, a small capitalization growth equity fund, a small capitalization value fund, a small-cap blended fund, a mid-cap blended fund, a large capitalization growth fund, a large capitalization value fund, a large-cap blended fund, and various target date funds as investment options for participants.

Vesting - Participants are 100% vested in both their own contributions and the employer match contribution at all times. Participants are 100% vested in the service contribution after completing three calendar years of service, with at least 1,000 hours of service completed within each calendar year. Forfeited balances of terminated participants are allocated to the remaining Plan participants. $96,900 of forfeited nonvested amounts were allocated to Plan participants during the first quarter of 2016 relating to 2015 employer contributions.

Concentration - The Plan includes two investments, Franklin Electric Co., Inc. Common Stock and the Wells Fargo Stable Return Fund, that represented approximately 18% and 16% of the Plan's net assets as of December 31, 2015, respectively. These respective investments represented approximately 23% and 16% of the Plan's net assets as of December 31, 2014.

Notes Receivable from Participants - Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant's account (excluding the portion attributable to Roth Contributions or amounts rolled over from a designated Roth 401(k) or Roth 403(b) retirement account in another plan). Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 5 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. The minimum principal amount of any loan shall be $1,000. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant's account. The maximum number of loans that a participant may have at any one time is two. Should the participant terminate as an employee of the Company, the balance of the outstanding loan(s) (including any accrued interest) becomes due and the participant's account may be used to pay the balance of the outstanding loan(s).

All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

Administrative Expenses - Administrative, recordkeeping, and trustee expenses for the Plan are charged to the plan. All other administrative expenses are paid by the Company.

Payment of Benefits - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements - In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (Topic 820)" ("ASU 2015-07"). The standard permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. The amendments in this Update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in this Update apply to reporting entities that elect to measure the fair value of an investment within the related scope by using the net asset value per share (or its equivalent) practical expedient. The amendments in ASU 2015-07 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Adoption of the ASU requires retrospective adoption. Plan management reviewed ASU 2015-07 and decided to early adopt the standard as they believe it will simplify Plan accounting and presentation in conjunction with other adopted standards in 2015.

In July 2015, the FASB issued Accounting Standards Update 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that participant benefit plans measure the fair value of fully benefit-responsive investment contracts (FBRICs) and provide the related fair value disclosures under Subtopic 820-10; rather, these contracts will be measured and disclosed only at contract value. The new guidance clarifies that a plan's investments in stable value funds are not FBRICs and should be measured and presented only at fair value. The amendments in Part II of ASU 2015-12 will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month, which is not applicable to the Plan. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Adoption of the ASU requires retrospective adoption. Plan management reviewed ASU 2015-12 and decided to early adopt Part II of the standard as they believe it will simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-12. Part I and Part III of the standard are currently not applicable as the plan does not carry any direct investment in fully benefit-responsive investment contracts, and plan measurement coincides with calendar year end.

The adoption of these standards had no effect on the Plan's net assets available for benefits or changes therein.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties - Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Transactions - Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Fair Value of Financial Instruments - The fair values of employer contributions receivable have been determined to approximate carrying value based upon their short-term nature.

Investment Options - The Plan's investments are stated at fair value.

Short-term investments include highly liquid assets that seek to maintain a constant net asset value of $1 per unit. Short-term investments are valued at the deposit account balance, which approximates fair value. Investments in Franklin Electric Co., Inc. common stock are valued at the last quoted sale or bid prices as reported on the NASDAQ Global Select Market. Shares of mutual funds are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Plan at year end.

The Wells Fargo Stable Return Fund N35 (the “Fund”) is a collective fund whose only investment is the Wells Fargo Stable Return Fund G (“Fund G”), a collective trust fund sponsored by Wells Fargo Bank, N.A. The value of the Fund is based on the underlying unit value reported by Fund G. Fund G invests primarily in investment contracts including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. The Fund establishes a daily net asset value, including an annual administrative services fee of 0.35% and investment management and trustee fee of 0.13%, which is then applied to unit holders of the Fund to determine the daily value of account balances.

The Pacific Investment Management Company ("PIMCO") Diversified Real Asset Collective Trust Fund (the "Fund") is a collective trust fund comprised of investments in treasury inflation protected securities ("TIPS"), commodities, and real estate. For investments in TIPS, the Fund seeks to outperform the Barclays Capital US TIPS Index by employing a variety of top-down macroeconomic and bottom-up sector-specific strategies. In commodities management, the Fund seeks to outperform the Dow Jones-UBS Commodity Index. The Fund uses derivatives linked to commodity indices to gain exposure to the asset class. Finally, in real estate management, the Fund seeks to outperform the Dow Jones US REIT Index by actively managing an enhanced cash collateral portfolio to outperform the LIBOR-based rate assumed within the derivatives used to gain the core real estate exposure. The Fund uses derivatives linked to a real estate index to gain basic exposure to the asset class.

The Wells Fargo/BlackRock International Equity Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the Morgan Stanley Capital International Europe, Australasia, and Far East Index (the "Index"). The Fund invests in substantially the same stocks in approximately the same percentages that make up the Index. The Fund intends to remain 90% invested in the stocks comprising the Index. The Fund's remaining assets are invested in cash reserves.

The Wells Fargo/BlackRock Russell 2000 Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the Russell 2000 Index (the "Index"). The Fund invests in the same stocks in approximately the same percentages as the stocks that make up the Index. The Fund intends to remain 97% invested in the stocks comprising the Index. The Fund's remaining assets are invested in cash reserves.

The Wells Fargo/BlackRock S&P 500 Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the Standard & Poor's 500 Index (the "Index"). The Fund invests in the same stocks in approximately the same percentages as the stocks that make up the Index. The Fund intends to remain 95% invested in the stocks comprising the Index. The Fund's remaining assets are invested in cash reserves.

The Wells Fargo/BlackRock S&P MidCap Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the S&P 400 MidCap Index (the "Index"). The Fund invests in the same stocks in approximately the same percentages as the stocks that make up the Index. The Fund intends to remain 95% invested in the stocks comprising the Index. The Fund's remaining assets are invested in cash reserves.

The Wells Fargo/BlackRock US Aggregate Bond Index CIT (the "Fund") is a collective fund that seeks to approximate the total return of the Barclays US Aggregate Bond Index (the "Index") by investing in bonds selected by stratified sampling. Stratified sampling represents a low-cost and efficient method of security selection, designed to select a single bond in the Index to represent several bonds within the Index with similar attributes such as maturity, credit quality, and coupon.

Units of the Wells Fargo collective funds listed above are valued based on the unit value established for each fund on the valuation date. The unit value for these funds is calculated by dividing each fund's net asset value on the calculation date by the number of units that are outstanding on the calculation date for each fund. The fair values of participation units held in the various Wells Fargo collective funds were based on the net asset value reported by the fund manager as of the financial statement dates and recent transaction prices. The Plan Administrator, committee, participant or other authorized party may instruct Wells Fargo in writing to redeem some or all units of the various Wells Fargo collective funds. Units will be redeemed at the unit value as determined following receipt by Wells Fargo of written redemption instructions. Redemption proceeds will generally be paid to the account within one business day after receipt of a redemption request, and in all cases within six business days after such a receipt.

Management fees charged to the Plan for investments are deducted from income earned on a daily basis, and are not separately reflected. Accordingly, management fees are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2015 and 2014.

Administrative Expenses - Administrative expenses may be paid by the Company or the Plan, at the Company's discretion and are recognized when incurred.

3. INVESTMENTS
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 - Securities valued using quoted prices from active markets for identical assets;

Level 2 - Securities not traded on an active market but for which observable market inputs are readily available; and

Level 3 - Securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2015 and 2014:

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investments	$711,800	$—	$711,800	$—
Franklin Electric Co., Inc. common stock	20,747,600	20,747,600	—	—
Investments in shares of registered investment companies	52,938,800	52,938,800	—	—
Total assets in the fair value hierarchy	74,398,200	73,686,400	711,800	—
Investments measured at net asset value (a)	35,636,800	—	—	—
Investments at fair value	$110,035,000	$73,686,400	$711,800	$—

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investments	$752,000	$—	$752,000	$—
Franklin Electric Co., Inc. common stock	30,021,300	30,021,300	—	—
Investments in shares of registered investment companies	54,190,500	54,190,500	—	—
Total assets in the fair value hierarchy	84,963,800	84,211,800	752,000	—
Investments measured at net asset value (a)	36,197,900	—	—	—
Investments at fair value	$121,161,700	$84,211,800	$752,000

There were no transfers between Level 1 and Level 2 investments during 2015 or 2014.

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

4. PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of funds, including Target Date Mutual Funds and collective trusts, managed by the Plan Trustee or an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants held by the Plan and certain administrative services provided by paid service providers are also considered party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 766,957 and 799,486 shares, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer. Dividends of common stock of Franklin Electric Co., Inc., for Plan year 2015 were $301,200.

5. PLAN TERMINATION
The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA. In the event of Plan termination, participants would become fully vested in their employer service contributions and earnings thereon.

6. TAX STATUS
The IRS has determined and informed the Company by a letter, dated October 25, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Plan has been amended and restated since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company and Plan Administrator have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company and Plan Administrator believes it is no longer subject to tax examinations for years prior to 2012.

SUPPLEMENTAL SCHEDULE

FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Name of plan sponsor: Franklin Electric Co., Inc.
Employer identification number: 35-0827455
Three-digit plan number: 007

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)

*	Wells Fargo Bank, N.A.	Short-term Investment Fund	**	$711,800
*	Franklin Electric Co., Inc.	Common Stock	**	20,747,600
*	Wells Fargo Bank, N.A.	Stable Return Fund N35	**	18,897,800

	Collective funds:
	Pacific Investment Management Company	Diversified Real Asset Collective Trust Fund	**	130,600
*	Wells Fargo Bank, N.A./BlackRock	International Equity Index CIT	**	1,647,500
*	Wells Fargo Bank, N.A./BlackRock	Russell 2000 Index CIT	**	1,061,200
*	Wells Fargo Bank, N.A./BlackRock	S&P 500 Index CIT	**	11,030,800
*	Wells Fargo Bank, N.A./BlackRock	S&P MidCap Index CIT	**	1,491,900
*	Wells Fargo Bank, N.A./BlackRock	US Aggregate Bond CIT	**	1,377,000

	Investments in shares of registered investment companies:
	American Beacon Funds	Large Cap Value Fund	**	10,393,000
	American Funds	EuroPacific Growth Fund	**	5,644,900
	Meridian Funds	Growth Fund-Retire	**	2,747,000
	JP Morgan Asset Management	Core Bond Select Fund	**	5,000,100
	RS Investments	RS Partners Fund	**	2,173,500
	T. Rowe Price Associates, Inc.	Growth Stock Fund	**	8,514,100
	Dow Jones target date funds:
*	Wells Fargo Bank, N.A.	WF ADV DJ TODAY R6	**	2,533,200
*	Wells Fargo Bank, N.A.	WF ADV DJ 2010 R6	**	591,000
*	Wells Fargo Bank, N.A.	WF ADV DJ 2015 R6	**	1,122,200
*	Wells Fargo Bank, N.A.	WF ADV DJ 2020 R6	**	2,440,500
*	Wells Fargo Bank, N.A.	WF ADV DJ 2025 R6	**	961,000
*	Wells Fargo Bank, N.A.	WF ADV DJ 2030 R6	**	3,208,600
*	Wells Fargo Bank, N.A.	WF ADV DJ 2035 R6	**	1,381,200
*	Wells Fargo Bank, N.A.	WF ADV DJ 2040 R6	**	2,995,400
*	Wells Fargo Bank, N.A.	WF ADV DJ 2045 R6	**	926,500
*	Wells Fargo Bank, N.A.	WF ADV DJ 2050 R6	**	1,857,500
*	Wells Fargo Bank, N.A.	WF ADV DJ 2055 R6	**	449,100

*	Various participants	Notes receivable (maturing 2016 to 2025 at interest rates of 4.25% to 9.25%)	**	2,491,800
				$112,526,800

*    Party-in-interest.
**    Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
(Registrant)
FRANKLIN ELECTRIC CO., INC. RETIREMENT PROGRAM
(Name of plan)

Date: June 24, 2016	By	/s/ John J. Haines
John J. Haines
Vice President and Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)